Exhibit 3.1
AMENDMENT
TO
AMENDED AND RESTATED BYLAWS
OF
KIMBALL INTERNATIONAL, INC.

This Amendment to the Amended and Restated Bylaws of Kimball International, Inc., an Indiana corporation (the “Corporation”), is made effective as of March 7, 2023. Capitalized terms used in this Amendment but not defined herein shall have the meanings given to such terms in the Amended and Restated Bylaws of the Corporation in existence as of the date hereof. The Amended and Restated By-laws of the Corporation are hereby amended by adding a new Section 3 to Article XV thereof, to read as follows:
“Section 3 - Forum for Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action brought on behalf of, or in the name of, the Corporation; (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Corporation to: (A) the Corporation, or (B) any of the Corporation’s constituents identified in Indiana Code Section 23-1-35-1(d); (iii) any action asserting a claim arising under: (A) any provision of the Indiana Business Corporation Law, or (B) the Corporation’s Articles of Incorporation or By-Laws, as amended from time to time; or (iv) any action otherwise relating to the internal affairs of the Corporation, shall be the circuit or superior courts of Marion County, Indiana, or the United States District Courts of Indiana. Unless the Corporation consents in writing to the selection of an alternative forum, the Federal district courts of the United States of America shall be, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a claim arising under the Securities Act of 1933, as amended”
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